Questcor Pharmaceuticals, Inc.

1300 North Kellogg Drive, Suite D

Anaheim, California 92807

July 16, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Questcor Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 22, 2012

File No. 001-14758

Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by Letter dated June 29, 2012

Dear Mr. Rosenberg:

Set forth below are the responses of Questcor Pharmaceuticals, Inc. (the “Company”) to Staff comments made by letter dated June 29, 2012 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2011, filed February 22, 2012 (File No. 001-14758) (the “Form 10-K”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Results of Operations Net Sales, page 27

1.	You state that your decrease in total sales reserves as a percent of gross revenue was also due to an increased number of vials distributed through your patient assistance program because the free vials do not affect gross revenue and are not considered in your sales reserve model. Please provide us proposed disclosure to include in future filings that clarifies why the increase in number of patients in assistance programs reduces your sales reserves as a percent of gross revenue as it appears that these amounts were excluded from both gross revenue and your sales reserves balance and would therefore have zero impact on ratio. If the patients receiving assistance under this program were previously included in a different sales reserve, such as Medicaid rebates or co-payment assistance, please clarify this in your disclosure.

Company Response:

Vials distributed through the Company’s patient assistance program (“PAP”) are not recorded as gross revenue. However, to the extent that vials distributed through the Company’s patient assistance program would have otherwise been sold subject to Medicaid rebates, such vials

Questcor Pharmaceuticals, Inc.

Responses to Staff Comments

would be recorded as revenue and an appropriate sales-related reserve would be recorded. Under this baseline assumption, patient assistance program vials (by not being in Medicaid) result in a reduction of the Company’s gross revenue and sales-related reserves, as well as in the Company’s sales reserve as a percent of gross revenue. Due to the fact that our Medicaid rebate amount is approximately equal to the price we charge our distributor for Acthar, this would not result in any material change to our net sales.

In future filings, the Company will include the following disclosure:

Net sales for the year ended December 31, 2011 were also positively impacted by a decrease in our sales-related reserve as a percentage of gross revenue. We utilize a multi-step approach to determine our sales reserves each quarter, which includes an analysis using a predictive model, a review of Medicaid and other invoices received during the quarter, and an estimate of in-channel inventory. In 2011, our provision for sales-related reserves as a percent of our gross revenue was 18.8% compared to 25.6% in 2010. This decrease was primarily attributable to greater use of Acthar to treat adults suffering from MS and NS relative to the number of Acthar vials used to treat infants suffering from IS and the fact that adults have a lower Medicaid incidence rate than infants. In 2011, we distributed a greater number of vials through our patient assistance program. To the extent these vials had instead been subject to Medicaid rebates, then both our gross revenue and our sales-related reserves would have been higher. Due to the fact that our Medicaid rebate amount is approximately equal to the price we charge our distributor for Acthar, there would have been no material change to our net sales in 2011.

Revenue Recognition

Medicaid Rebates and the National Health Care Legislation, page 35

2.	Based on your disclosure on page 17, it appears that in 2009 your actual rebates were higher than the anticipated amounts of Medicaid rebates related to prior period Acthar usage and therefore, you increased your rebate reserve in the third quarter of 2009 by $4.6 million. You also state on page 34 that you normally receive the rebated invoices between 60 to 90 days after the end of the calendar quarter in which your products were provided, indicating that these rebates were potentially related to periods from the prior fiscal year. The table summarizing the activity in the account for sales-related reserves does not show any adjustment in current Medicaid rebate provision for sale made in prior year. Please tell us why no adjustment was shown.

Company Response:

In the third quarter of 2009, as a result of our receipt of a higher than anticipated amount of Medicaid rebates relating to prior period Acthar usage, we increased our Medicaid rebate reserve by $4.6 million. Of this amount, $998,000 related to sales made in 2008 and the remaining balance related to sales made in the first half of 2009. The table in the MD&A section of our Form 10-K summarizing the activity in the account for sales-related reserves in “Current Medicaid provision for sales made in current year” includes a provision for 2009 of $40.8 million. This amount includes $998,000 related to 2008, which should have been included in the line “Current Medicaid provision for sales made in prior year.”

Questcor Pharmaceuticals, Inc.

Responses to Staff Comments

The Company believes that this mis-categorization is, and at all times has been, immaterial to an understanding of the Company’s financial condition and results of operations, based on the following:

•	The amount represents approximately two percent (2%) of the $40.8 million shown in “Current Medicaid provision for sales made in current year”;

•	The roll-forward balance of $11.1 million at December 31, 2009 is correct;

•

The Company has repeatedly disclosed its third quarter of 2009 receipt of Medicaid rebates relating to prior periods, and will likely discontinue disclosing this in future filings due to the passage of time; and

•

Primarily as a result of a change in the Company’s business mix, our Medicaid reserve rate (expressed as a percentage of gross revenue) has declined significantly, from 30% in 2009 to 17% in 2011. For the first quarter ended March 31, 2012, the Company’s Medicaid reserve rate was 12%.

Note 1. Organization and Summary of Significant Accounting Policies Revenue Recognition, page 60

3.	Please provide us revised disclosure to include in future filings which discloses your return policy for Acthar. Specifically address the shelf life for the product and whether or not you allow the product to be returned after expiration.

Company Response:

The Company does not accept returns for credit, but will exchange product. In future filings, the Company will include the following disclosure:

“Acthar has a shelf life of 18 months from the date of manufacture. We authorize Acthar exchanges for expiring and expired product in accordance with our stated return policy, which allows CuraScript SD to return product within one month of its expiration date and for a period up to three months after such product has reached its expiration date. Product exchanges have been insignificant since we began utilizing the services of CuraScript SD to distribute Acthar.”

We also acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questcor Pharmaceuticals, Inc.

Responses to Staff Comments

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (714) 786-4220.

Very truly yours,

QUESTCOR PHARMACEUTICALS, INC.

/s/ Michael H. Mulroy
Michael H. Mulroy
Chief Financial Officer and General Counsel